UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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Dated September 26, 2011

Commission File Number: 333-146371

ARCELORMITTAL
(Translation of registrant’s name into English)

19 Avenue de la Liberté
L-2930 Luxembourg
Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                                                    No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

ArcelorMittal hereby incorporates by reference the following information into this report on Form 6-K.

This report on Form 6-K shall be incorporated by reference into the registrant’s registration statement on Form F-3 (File No. 333-157658) and the prospectus incorporated therein, each dated March 3, 2009.

ArcelorMittal disclosed certain information regarding productivity initiatives, indebtedness and liquidity during “Investor Day” presentations on September 23, 2011.  Such information is included herein.

Asset Optimization Plan

ArcelorMittal will implement a new “Asset Optimization Plan”, targeting $1 billion of annualized cost-saving reductions and hence improvement in operating income plus depreciation and impairment by the end of 2012.  This plan will focus on optimizing the Group’s production footprint by maximizing production (through 100% utilization), and thereby increasing productivity, at the Group’s lowest-cost facilities.  Higher-cost facilities would be used opportunistically based on demand and attainable margin levels.  The Asset Optimization Plan will be focused in particular on the Flat Carbon Europe segment.

Outlook, Net Debt and Working Capital

The Group confirmed that overall Group profitability per tonne in the second half of 2011 is still expected to exceed the level achieved in the same period of 2010. For the third quarter of 2011, operating income plus depreciation and impairment is still expected to be approximately $2.4-$2.8 billion.  Working capital requirements and net debt (long-term debt, plus short-term debt, less cash and cash equivalents, restricted cash and short-term investments) are expected to remain stable in the third quarter of 2011 as compared to the second quarter of 2011.

The Group noted that recent increases in net debt have been largely driven by working capital requirements, which in turn have been largely driven by inventories.  Based on inventory levels at June 30, 2011, the Group estimates that a 10% decrease or increase in prices of raw materials and finished steel would result in a corresponding decrease or increase, respectively, in working capital requirements of approximately $1.7 billion and that a 10% decrease or increase in volumes of metal stock and raw materials would result in a corresponding decrease or increase, respectively, in working capital requirements of approximately $2.0 billion.  Accordingly, assuming targeted savings under its new “Asset Optimization Program" and further savings under its ongoing “Management Gains” program, under various macro-economic scenarios over the period, the Group targets reducing its net debt ($25 billion at June 30, 2011) to $22.5 billion by mid-2012.

Liquidity

As of June 30, 2011, the Group had $10.6 billion of committed credit facilities, of which $1.5 billion was drawn.  These committed credit facilities are widely spread among 28 different banks with an average exposure per bank of approximately $350 million.  In addition, ArcelorMittal has received written approvals from its banks to extend the maturity of its $4 billion revolving credit facility that was due to expire in May 2013 to May 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2011

By:	/s/ Henk Scheffer
	Name:	Henk Scheffer
	Title:	Company Secretary